

May 31, 2017

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Holding Company Limited
509 7th Street, N.W.
Washington, DC 20004

> **Re: Capitol Acquisition Holding Company Limited**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed May 15, 2017**
> **File No. 333-217256**

Dear Mr. Ein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated May 8, 2017.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Business Combination Proposal

Background of the Transactions, page 58

1. We note your response to prior comment 6 regarding your discussions and negotiations involving structuring the post-merger public entity as a Cayman Islands exempted company. Please explain why Cision insisted upon a foreign holding structure and why the Cayman Islands entity was preferable from a "corporate governance standpoint." Further, provide investors insight as to the reasons why Capitol's and Cision's boards believed this foreign structure was preferable to a domestic reporting company structure.

Certain Forecasted Financial Information for Cision, page 66

2.   We note your response to prior comment 8. Please explain to us in greater detail why you believe the assumptions relied upon are reasonable and supportable. We refer you to Item 10(b) of Regulation S-K.

3.   We note your response to prior comment 9. Please revise your forecasts or projections to include net income (loss) and earnings (loss) per share for each period presented. In this respect, forecasts or projections of revenues, net income (loss) and earnings (loss) per share usually are presented together in order to avoid any misleading inferences that may arise when the individual items reflect contradictory trends by presentation of just "key elements." We refer you to Item 10(b)(2) of Regulation S-K.

Cision's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 138

4.   We note your revised disclosures in response to prior comment 17. Please explain why your disclosures no longer indicate that the increase in your fiscal 2016 revenues was offset partially due to lowered prices on certain renewed contracts resulting from price competition. In addition, we note that increases in your net revenues each period have been offset by net customer losses, resulting in part from your increased focus on bundled solutions. Please ensure that material changes and/or trends are addressed in your discussion of results of operations for revenue to the extent that you have not already done so. We refer to your Section III.B of SEC Interpretive Release No. 33-8350 and Item 303(a)(3) of Regulation S-K.

5.   We note your revised disclosures in response to prior comment 18. Please explain in greater detail why the reduction of the valuation allowances in the US group due to the establishment of deferred tax liabilities in the purchase accounting resulted in an income tax benefit.

Liquidity and Capital Resources, page 145

6.   We note your revised disclosures in response to prior comment 20. Please revise to explain in greater detail why you believe you have sufficient capital resources to meet your liquidity needs in both the short-term and long-term considering the cash interest payments due in connection with your current and long-term debt obligations and the CPECs redeemable status. We refer to Item 303(a) of Regulation S-K and SEC Release 33-8350.

7.   We note from your revised disclosures in response to prior comment 21 that the majority of the unremitted foreign earnings are located in European countries in which the earnings can be remitted to the parent company with no additional taxation. Please revise your disclosures to quantify the amount of cash and investments held outside of the United States.

Financial Statements

Capital Acquisition Corp. III

Note 3. Initial Public Offering and Founders' Warrants, page F-23

8.   We note your response to prior comment 30. Please clarify your disclosures to indicate that the warrants do not allow for net-cash settlement under any circumstances.

Canyon Holdings S.a.r.l. and its Subsidiaries

Note 2. Summary of Significant Accounting Policies

Equity-Based Compensation and Profits Interests, page F-50

9.   We note from your revised disclosures in response to prior comment 35 that 1,517,985 Class C Unit grants were made in 2015 to certain employees in connection with the acquisition of Viralheat with a participation threshold of $7.79 which, at the time, was in excess of the estimated grant date fair value of the underlying Class C Units. Please explain why you used a participation threshold that was in excess of the estimated grant date fair value of the underlying Class C Units.

Note 16. Segment and Geographic Information, page F-80

10.   We note your response to prior comment 48 and have the following additional comments:

• Describe how your organizational structure and operating segments have changed and will change as a result of acquisitions, dispositions, and changes in business strategy (i.e., launch of the C3 Platform). Refer to the guidance in ASC 280 which would support aggregation in view of historical and future changes;

• Explain in greater detail how the performance of recent acquisitions or different lines of businesses are evaluated. In this respect, we note from your MD&A discussion that you appear to separately evaluate performance of the PR Newswire business. In addition, we note that you only recently launched the C3 platform in October 2016 and the majority of Cision's revenue today comes from customers who purchase only a subset of the capabilities currently offered by Cision;

- Describe in greater detail the varying degrees to which the individual performance of recent acquisitions and different product and service offerings are discussed and reviewed during the monthly financial and operational review calls and would be considered in any segment determination under ASC 280-10-50-1;

- Describe the basis for considering that each of your products and services are similar as offered across each of your segments in a manner that allows for aggregation under ASC 280-10-50-11;

- Explain your consideration of disclosing revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services. We refer you to ASC 280-10-50-40;

- In view of the APAC segment's dissimilar Adjusted EBITDA historical and forecasted margins and dissimilar degree of resource allocation to your other aggregated segments, please explain why APAC aggregation is appropriate with reference to ASC 280-10-55-7A to 7C.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Jeffrey Galant, Esq.
        Graubard Miller